Exhibit 99.1

FOR IMMEDIATE RELEASE

AUNA ANNOUNCES PROPOSED OFFERING OF
ADDITIONAL 10.000% SENIOR SECURED NOTES DUE 2029

Monterrey, Mexico, May 6, 2025 – Auna S.A. (NYSE: AUNA) (“Auna” or the “Company”), a Latin American healthcare company with operations in Mexico, Peru and Colombia, today announced that it intends to offer additional 10.000% senior secured notes (the “Additional Notes”) in a private offering to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Additional Notes will be an issuance of Auna's existing 10.000% senior secured notes due 2029 and will be issued as additional notes under the indenture dated as of December 18, 2023 (as amended and supplemented, the “Indenture”) pursuant to which Auna previously issued US$ 310,837,161 aggregate principal amount of 10.000% senior secured notes due 2029 (the “Initial Notes”). The Additional Notes will be of the same class and series as, and otherwise identical to, the Initial Notes other than with respect to the date of issuance, issue price and first interest payment date. The Additional Notes are expected to be fully and unconditionally guaranteed on a senior secured basis by certain of the Company's subsidiaries.

The timing of pricing and terms of the Additional Notes are subject to market conditions and other factors. The proceeds from the Additional Notes offering will be used by the Company to partially prepay indebtedness under the credit agreement, dated as of November 10, 2023, and to pay related interests, fees and expenses.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor will there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. The Additional Notes and related guarantees have not been registered under the Securities Act, or any applicable state securities laws, and will be offered only to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. Unless so registered, the Additional Notes and related guarantees may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws.

About Auna

Auna is a leading healthcare platform in Latin America with operations in Mexico, Peru and Colombia, prioritizing prevention and concentrating on high-complexity diseases that contribute the most to healthcare expenditures. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish-speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of December 31, 2024, Auna’s network included 31 healthcare network facilities, consisting of hospitals, outpatient, prevention and wellness facilities with a total of 2,323 beds, and 1.4 million healthcare plans.

For more information visit www.aunainvestors.com

Investor Relations Contact

contact@aunainvestors.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Company’s Additional Notes offering and its intended use of proceeds therefrom. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Auna’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of Auna, which could result in Auna’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Auna. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Auna’s filings with the United States Securities and Exchange Commission, including its annual report filed on Form 20-F on April 10, 2025.

The forward-looking statements are made only as of the date hereof, and Auna does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.